08027648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAY CAPITAL Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 WEST 57th STREET SUITE 2322
(No. and Street)

NY (City) NY (State) 10107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 20 2008
E
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N Nevitt CPA
(Name – *if individual, state last, first, middle name*)

116 New South ROAD (Address) Hicksville (City) NY (State) 11801 (Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BD 3/19

OATH OR AFFIRMATION

I, Lawrence E. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of May Capital Group LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of NY
County of NY
Sworn to before me this 26th day of February, 2008

____
Notary Public

____
Signature

President
Title

WOODY A. RAYMOND
Notary Public, State of New York
No. 01RA6024275
Qualified in Kings County
Commission Expires May 3, 20 11

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RNNcpa pc

SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

To the Members
May Capital Group, LLC

I have audited the accompanying balance sheets of May Capital Group, LLC as of December 31, 2007 and 2006, and the related statements of operations and members' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Capital Group, LLC as of December 31, 2007 and 2006, and the results of its operations, changes in members' capital and its cash flows for the years then ended in conformity with accounting principles accepted in the United States.

Robert N. Nevitt CPA, P.C.

February 8, 2008

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

MAY CAPITAL GROUP, LLC
BALANCE SHEETS
DECEMBER 31,

ASSETS	2007	2006
Cash	$ 24,427	$ 63,129
Accounts receivable	20,735	4,227
Equipment, net of accumulated depreciation of $25,417 and $25,417, respectively	-	-
Total Assets	**$ 45,162**	**$ 67,356**
LIABILITIES AND MEMBERS' CAPITAL		
Accrued Liabilities	**$ 9,123**	**$ 11,380**
Commitments and Contingencies (Note 8)		
Members' Capital	**36,039**	**55,976**
Total Liabilities and Members' Capital	**$ 45,162**	**$ 67,356**

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
Income (Note 7)	$ 245,937	$ 214,983
Expenses:		
Filing fees	5,725	1,844
Professional fees	14,237	22,705
Office	10,008	5,171
Insurance	364	364
Travel and promotion	12,086	13,321
Interest (income)	(670)	(1,483)
Income taxes (Note 5)	9,743	6,853
Profit sharing plan (Note 6)	4,800	3,401
Rent	13,516	12,000
Consulting fees and outside services	10,065	8,275
	79,874	72,451
Net Income	$ 166,063	$ 142,532

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF MEMBERS' CAPITAL
DECEMBER 31,

	2007	2006
At Beginning	$ 55,976	$ 37,595
Net income	166,063	142,532
	222,039	180,127
Distributions	(186,000)	(124,151)
At End	$ 36,039	$ 55,976

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2007	2006
Cash Flows From Operating Activities:		
Net income	$ 166,063	$ 142,532
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(16,508)	16,016
Increase (decrease) in accrued liabilities	(2,257)	6,810
Net Cash Provided By Operating Activities	**147,298**	**165,358**
Cash Flows (Used In) Financing Activities:		
Member's distributions	(186,000)	(120,051)
Net Cash (Used In) Financing Activities:	**(186,000)**	**(120,051)**
Net Increase (Decrease) In Cash	**(38,702)**	**45,307**
Cash, At Beginning	63,129	17,822
Cash, At End	**$ 24,427**	**$ 17,822**

Supplementary Disclosures

Interest Paid	$ 1,071	$ -
Income Taxes Paid	$ 9,338	$ 9,169

See accompanying notes and accountant's report.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 1 - Organization

In 1999 the Company changed its name to May Capital Group, LLC.

Note 2 - Business Activity

The Company is a fully disclosed broker dealer and is licensed to market mutual funds, variable life insurance, variable annuities and direct participation programs as outlined in NASD membership and registration rule 1022 (e) (2). The Company does not receive or hold funds or securities for, or owe funds or securities to clients nor does it maintain client accounts and is in compliance with its exemption from SEC Rule 15c3-3, under the K-1 exemption.

Note 3 - Significant Accounting Policies

The Company prepares its financial statement on the accrual basis of accounting whereby revenues and expenses are generally recognized in the year in which they are earned or incurred.

The process of preparing financial statements in conformity with generally accepted accounting principles may require the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Note 4 - Regulatory Requirements

The Company is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934 with respect to minimum required net capital, which is defined as the greater of $5,000 or 6 2/3% of aggregate indebtedness (see additional information).

No material differences exist between the audited computation of net capital and the Company's corresponding focus Part II A.

There are no material inadequacies in the Company's accounting system, internal accounting control, and procedures for safeguarding securities.

Note 5 - Income Taxes

For Federal and state purposes, the Company is taxed as a partnership with the Company's taxable income or loss passing through directly to its members. However, the Company does incur the New York City Unincorporated Business Tax.

MAY CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006

Note 6- Profit Sharing Plan

During 2006, the Company adopted the profit sharing plan of the May Financial Group Ltd., a related party. The Company's contribution to the plan is $ 4,800 and $ 3,401 in 2007 and 2006, respectively.

Note 7 - Concentrations

Income, in 2007, includes fees derived from three entities which represents more than ten percent of total income. Income, in 2006, includes fees derived from one entity which represents more than ten percent of total income.

Note 8 - Commitments & Contingencies

Stock Warrants:

Inconnection with the Company's participation in the private placement as described in Note 5, the warrants purchased, entitled the Company to purchase a maximum number of 642 shares of common stock at an exercise price of $ 16 per share. The exercise period terminated on June 27, 2006. The warrants were distributed to one of the Company's members in March, 2006.

INDEPENDENT AUDITOR'S REPORT
ON ADDITIONAL INFORMATION

To the Members of
May Capital Group, LLC

My report on my audits of the basic financial statements of May Capital Group, LLC for 2007 and 2006 precedes the balance sheet. The audit is made for the purpose of forming an opinion on the basic financial statements taken as a whole. The net capital computation is presented to indicate that May Capital Group, LLC is in compliance with Rule 15c-3-1 of the Securities and Exchange Act of 1934. Such information, for 2007 and 2006, has been subjected to certain auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CPA, P.C.

February 8, 2008

MAY CAPITAL GROUP, LLC
NET CAPITAL COMPUTATION
DECEMBER 31,

	2007	2006
Members' Capital	$ 36,039	$ 55,976
Nonallowable assets	(2,500)	-
Haircut - Exempted Securities	(489)	(1,263)
Net Capital Computed	33,050	54,713
Net Capital Required	(5,000)	(5,000)
Excess Net Capital	$ 28,050	$ 49,713

MAY CAPITAL GROUP, LLC
~~888 7TH AVENUE, SUITE 301~~ 250 W. 57th Ste 2322
NEW YORK, NEW YORK ~~10106~~ 10107

February 8, 2008

Robert N. Nevitt CPA, P.C.
116 New South Road
Hicksville, New York 11801

In connection with your audit of the financial statements of May Capital Group, LLC as of December 31, 2007, and for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, members' equity and cash flows of May Capital Group, LLC in conformity with accounting principles accepted in the United States, I confirm to you the following:

1. I am responsible for the fair presentation in the financial statements of financial position, results of operations, members' equity and cash flows in conformity with generally accepted accounting principles.

2. I have made available to you:

   A. Financial records and related data.

3. There have been no:

   A. Irregularities involving management or employees who have significant roles in the internal control structure;

   B. Irregularities involving other employees that could have a material effect on the financial statements;

   C. Communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. I have no plans or intentions that may materially affect the carrying value or classification of any asset or liability.

5. The following have been, if necessary, properly disclosed in the financial statements

   A. Related party transactions, if any, and related party balances;

   B. Arrangements with financial intstutuions involving compensating balances or other arrangements involving restrictions on cash balances and line-of-credit or similar arrangements;

   C. Agreements to purchase assets previously sold.

6. There are no:

   A. Violations or possible violations of laws or regulations whose affect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency;

   B. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed in accordance with Statement of Financial Accounting Standards No. 5.

7. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

8. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

9. The company has satisfactory title to all owned assets, and that there are no liens or encumbrances on such assets nor has any asset been pledged.

10. I have complied with all contractual agreements that would have a material effect on the Financial statements in the event of noncompliance.

11. I have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and I believe the estimates are reasonable in the circumstances.

12. There are no such estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements. I understand that near term means the period within one year of the date of the financial statements.

13. No events have occurred subsequent to the balance sheet date that would require adjustments to, or disclosure in, the financial statements.

Signature: ______________________

Title: President

Date: 4/26/08

END